UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2017

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine-month periods ended September 30, 2017 and 2016 of Pyxis Tankers Inc. (the “Company”) and unaudited interim consolidated financial statements of the Company for the nine-month periods ended September 30, 2017 and 2016, and the accompanying notes thereto.

Exhibit Number	Document

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine-month periods ended September 30, 2017 and 2016, and unaudited interim consolidated financial statements for the nine-month periods ended September 30, 2017 and 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: December 19, 2017